111 CONGRESS AVENUE SUITE 820 AUSTIN, TEXAS 78701 TEL 512 — 583 — 5900 FAX 512 — 583 — 5940

CHET A FENIMORE DIRECT DIAL: 512 — 583 — 5901 EMAIL:cfenimore@fkhpartners.com

March 19, 2013

Via Federal Express

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	TriState Capital Holdings, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted February 1, 2013

CIK No. 0001380846

Dear Mr. Schiffman:

On behalf of TriState Capital Holdings, Inc. (the “Company”), enclosed please find a copy of Confidential Draft Submission No. 2 (the “Revised Draft”) of the above-referenced Registration Statement (the “Registration Statement”), as submitted to the Securities and Exchange Commission (“Commission”) on a confidential basis on the date hereof, marked to show changes from the original draft of the Registration Statement submitted to the Commission on February 1, 2013.

The changes reflected in the Revised Draft include those made in response to the comments of the staff of the Commission (“Staff”) set forth in the Staff’s letter of February 26, 2013 (“Comment Letter”). The Revised Draft also includes other changes that are intended to update and clarify certain information.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Draft. One of the responses has been omitted from this letter and is being submitted in a separate letter from Fenimore, Kay, Harrison & Ford, LLP of even date herewith for which confidential treatment is being requested.

Securities and Exchange Commission

March 19, 2013

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

The Company acknowledges the Staff’s comment and has included in the Revised Draft the Company’s audited consolidated financial statements as of and for the year ended December 31, 2012. The Company has made corresponding updates to the financial disclosures throughout the Revised Draft. An updated consent from the Company’s independent registered public accounting firm is included in the Revised Draft.

2. We note your disclosure that you are an “emerging growth company.” If applicable, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that it will supplementally provide to the Staff the copies of any written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. No such communications have been presented, or reports published or distributed, as of the date hereof.

Prospectus Summary

Overview, page 1

3. Please revise your discussion in the summary to more clearly define your market areas within Pennsylvania, Ohio, New Jersey and New York. Please also describe your “branchless banking model,” and explain whether your model consists of online banking only, or whether customers may conduct banking at your four representative offices as well.

The Company has revised its disclosures under the heading “Prospectus Summary—Overview” to clarify that it regards its primary markets as including all of the identified states, which the Company respectfully advises the Staff is based upon the locations and operations of the middle market businesses to which the Company provides its products and services. The

Securities and Exchange Commission

March 19, 2013

Company has also revised its disclosures under the headings “Prospectus Summary—Overview” and “Prospectus Summary—Our Competitive Strengths” to state that, in its branchless banking model, centralized activities (including deposit operations) occur at its headquarters, while its representative offices market the Company’s products and services. The Company respectfully advises the Staff that its branchless banking model does not consist of online banking only and that, when a representative office identifies middle market businesses or other customers with banking needs, staff at the representative office will act as a liaison to the Company’s headquarters office in satisfying those needs, but any related loans are made and deposits are taken at the Company’s headquarters office in Pittsburgh, Pennsylvania.

The Offering,

Conversion of Series C Preferred Stock, page 9

4. We note your disclosure that the Lovell Minnick funds will lose certain rights if the collective ownership of the funds falls below 4.9%. Please revise this section to state the current percentage of ownership of the funds, and the percentage of ownership after the completion of the offering. In addition, please file the agreement entered into with the funds as an exhibit to the registration statement.

The Company has revised its disclosures under the heading “Conversion of Series C Preferred Stock” and “Description of Capital Stock—Preferred Stock—Series C Preferred Stock” to include the current percentage ownership of the Lovell Minnick funds. After the amount of shares to be sold in the offering has been determined, the Company will revise this disclosure to include the percentage ownership of the Lovell Minnick funds after completion of the offering. The referenced agreement entered into with the Lovell Minnick funds has been included as an exhibit to the Revised Draft.

Risk Factors

5. Please add a discussion in risk factors describing the fact that because you have only been in business since 2007, much of your loan portfolio is relatively new and is not well-seasoned, and therefore may not serve as a reliable basis for predicting the health and nature of your loan portfolio, including net charge-offs and the ratio of nonperforming assets, in the future.

The Company has added to the Revised Draft a new risk factor entitled “Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.”

Securities and Exchange Commission

March 19, 2013

We are subject to interest rate risk…, page 17

6. Please expand your disclosure to discuss how the current interest rate environment impacts your profitability. We note your disclosure in the last full paragraph on page 39.

The Company has revised the referenced risk factor to discuss how the current interest rate environment impacts the Company’s profitability. Specifically, the risk factor has been expanded to describe how a continuation of the current low levels of interest rates could negatively impact the Company’s net interest margin and its net income.

The rights of our common shareholders will be subordinate…, page 28

7. Revise this section to disclose whether you currently have any plans, arrangements or understandings in place to issue debt securities.

The Company has revised the referenced risk factor to disclose that the Company has no current plans, arrangements or understandings in place to issue preferred shares or debt securities.

We are an “emerging growth company”…, page 28

8. We note your qualification as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. We further note your risk factor on page 28 where you explain that this election allows you certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Please revise to make clear that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. In addition, please state specifically that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The Company respectfully refers the Staff to its disclosures under the heading “Implications of Being and Emerging Growth Company,” which indicate that the Company has irrevocably elected pursuant to Section 107(b) of the Jumpstart Our Business Startups Act (the “JOBS Act”) to “opt out” of the extended transition period for emerging growth companies to comply with new or revised accountings standards that is provided in Section 102(b) of the JOBS Act. Accordingly, the Company will comply with any new or revised accounting standards adopted by the Financial Accounting Standards Board or the SEC that are otherwise applicable to companies that are not emerging growth companies (“EGCs”) to the same extent that non-EGCs are required to comply with such standards. In light of the Staff’s comment, the Company has revised this disclosure to make this irrevocable election more prominent.

Securities and Exchange Commission

March 19, 2013

Because the Company has irrevocably elected not to delay the adoption of any new or revised accounting standards that are applicable to public companies and will comply with the new or revised standards to the same extent as non-EGCs, the Company’s financial statements should be comparable to public companies that comply with the effective dates. In light of this election, the Company has not revised the referenced risk factor to state that it may delay the adoption of new or revised accounting standards.

Use of Proceeds, page 32

9. We note your disclosure that you do not have any immediate plans or understandings relating to any material acquisition of wealth management businesses. Please revise to state whether you have any plans, arrangements or understandings regarding any acquisitions of wealth management businesses.

The Company has revised its disclosure under the heading “Use of Proceeds” to delete the words “immediate” and “material” from its disclosure that it does not have any current plans, arrangements or understandings regarding any acquisition of a wealth management business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 38

10. We note your presentation of the non-GAAP financial measure “Pre-tax, pre-provision net revenue” in the Executive Overview and throughout the document. Please refer to Item 10(e)(1)(i) of Regulation S-K and revise your next amendment for all non-GAAP financial measures to include:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

•	A reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP;

•

A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

Securities and Exchange Commission

March 19, 2013

The Company has revised its disclosure to add under the heading “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures” a presentation of non-GAAP financial measures that have been included in the prospectus, including a reconciliation of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Also included in the revised disclosure is a statement by the Company of the reasons why its management believes that the presentation of the non-GAAP financial measure provides useful information to investors.

Financial Condition

Allowance for Loan Losses, page 55

11. We note your disclosure on pages 56-57 discussing the trends in the loan portfolio and allowance for loan losses during 2011 and 2012. Please revise your next amendment to more clearly disclose how changes in the credit quality of your loan portfolio is reflected in the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period-end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

The Company has revised its disclosure in the Revised Draft under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Loans—Allowance for Loan Losses” to include a tabular presentation and related discussion of how the changes in credit quality of the Company’s loan portfolio are reflected in its provisions for loan losses and the related allowance. The revised disclosure quantifies each component of the Company’s allowance with respect to each segment of its loan portfolio and explains how the Company determines that each component is directionally consistent with the underlying credit quality of the applicable segment of its loan portfolio. The Company also respectfully refers the Staff to its other disclosure in this section for additional information regarding the volume and changes of the Company’s provisions for loan losses and charge-offs.

Securities and Exchange Commission

March 19, 2013

Business

Our Management and Board of Directors, page 86

12. Revise your disclosure to include, for any position held by your directors and officers in the past five years, the dates that such positions were held.

The Company has revised its disclosure under the heading “Business—Our Management and Board of Directors” to clarify the dates of employment for certain of its market presidents. The Company respectfully advises the Staff that the Company does not deem its market presidents and other members of senior management who are listed in this section to be “executive officers” of the Company for purposes of the disclosure required by Item 401 of Regulation S-K. The Company has included the information required by Item 401 of Regulation S-K for each of its directors and named executive officers in the prospectus under the heading “Management—Board of Directors and Executive Officers.”

Loans, page 89

13. Please discuss the relative risks of each category in your loan portfolio.

The Company has revised its disclosure under the heading “Business—Our Products and Services—Loans” to discuss the relevant risks inherent in each segment of its loan portfolio. These are the same types of risks with respect to each portfolio segment that are emphasized by the Company in the “Risk Factors” section of the Revised Draft.

Competition, page 95

14. Please be more specific with respect to the competition that you face within your primary markets, which appear to be centered in large metropolitan areas. Please disclose how your company ranks, in terms of deposits, with other bank and non-bank competitors within your market areas. Please make similar revisions to your disclosure in Our Markets on page 87.

The Company has revised its disclosure under the headings “Business—Competition” and “Business—Our Markets.”

Management, page 98

15. We note your disclosure on page 100 that inaccurate information about Mr. Getz’s background and education was published. Please supplementally provide the staff with a more detailed description of this event so that we may better understand your disclosure.

Securities and Exchange Commission

March 19, 2013

The Company is supplementally providing to the Staff, under cover of a separate letter pursuant to Rule 418, further information regarding this matter.

Corporate Governance Principles and Board Matters, page 102

16. We note your disclosure that your board considers, among other factors, candidates’ diversity when seeking potential director candidates. Please expand your disclosure to explain how the nominating committee considers diversity in identifying nominees for director, including whether the nominating committee has a policy with regard to the consideration of diversity in identifying director nominees. Please refer to Item 407(c)(2)(vi) of Regulation S-K.

The Company has revised its disclosure under the heading “Board Governance Principles and Board Matters” in response to the Staff’s comment.

Executive Compensation, page 106

17. Please update your disclosure throughout this section to reflect the year ended December 31, 2012. Please refer to Item 402 of Regulation S-K.

The Company has revised its disclosure under the heading “Executive Compensation” to reflect the year ended December 31, 2012.

Compensation of Directors, page 109

18. We note that the table on page 110 does not include James E. Minnick. Please either revise to confirm that he is not compensated for serving on the board, or add him to the table.

The Company respectfully advises the Staff that Mr. Minnick was not a director of the Company during 2011. As described in connection with Comment 17, above, the Company has revised its disclosure under heading “Executive Compensation” to reflect the year ended December 31, 2012. Because Mr. Minnick was a director of the Company and received compensation during 2012, he has been added to the referenced table.

Description of Capital Stock, page 115

19. You may not qualify your discussion by reference to the articles of incorporation, bylaws and applicable law. Revise to state that all material information has been discussed. Please make corresponding changes to the second sentence of the third paragraph in Supervision and Regulation on page 125.

Securities and Exchange Commission

March 19, 2013

The Company has revised its disclosure under the headings “Description of Capital Stock” and “Supervision and Regulation” to remove qualifications by reference to the Company’s articles of incorporation, bylaws and applicable laws or regulations.

Underwriting

Directed Share Program, page 142

20. We note that the underwriters have reserved shares of your common stock for sale in a directed share program. Please revise to state the percentage of shares of your outstanding common stock that will be reserved as part of the program. Depending on the number of shares to be reserved, please consider whether risk factors disclosure or revised disclosure in response to Items 403 and 404 of Regulation S-K will be necessary.

The Company has revised the disclosure under the heading “Underwriting—Directed Share Program” to state the percentage of shares of its outstanding common stock that will be reserved as part of the program. In addition, the Company has added disclosure on page 9 of the Revised Draft that the prospectus generally assumes that no director, officer, or principal shareholder is purchasing any shares of the Company’s common stock in the offering, including through the directed share program. The Company has also added a new subsection entitled “Certain Relationships and Related Party Transactions—Directed Share Program.”

Financial Statements for the Nine Months Ended September 30, 2012 and 2011.

Notes to Unaudited Consolidated Financial Statements

General

21. We note you have not included the required disclosures in the September 30, 2012 footnotes pursuant to ASU 2011-02, 2011-04 and 2010-20, respectively. Please include these disclosures in your next amendment for the period ended December 31, 2012 and for any future interim periods.

The Company has updated the financial statements in the Revised Draft to include its audited financial statements as of and for the year ended December 31, 2012, complete with all required footnotes. The unaudited financial statements as of and for the nine months ended September 30, 2012 are no longer included in the Revised Draft.

Securities and Exchange Commission

March 19, 2013

Financial Statements for the Years Ended December 31, 2011 and 2010

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, F-15

22. We note you have material loan participations in the periods presented. Please tell us and revise your next amendment to describe in detail the following concerning these loan participations at December 31, 2011, December 31, 2012 and any subsequent interim periods:

•

How you determined the amount of provision to record at each quarter and year-end on loan participations, and if you receive this information from the lead bank, the procedures you performed to validate the information you obtained from the lead bank;

•	Quantify the loan participations included in each loan segment (commercial real estate loans, commercial & industrial loans, private banking loans);

•	Quantify the loan participations included in non-accrual and impaired loans;

•	Quantify the provision for loan losses on these loans, if any;

•	Quantify the specific allowance for loan losses on these loans, if any; and

•	Quantify any partial charge-offs on these loans, if any.

The Company has revised its disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Loans—Allowance for Loan Losses” to clarify that the Company’s loan participations follow the same underwriting and risk rating criteria, and are individually risk rated under the same process as loans directly originated by the Company. The ongoing credit review of the loan participation portfolio follows the same process as the process followed by loans originated directly by the Company and management does not rely on information from the lead bank when considering the appropriate level of allowance for loan losses to be recorded on any individual loan participation or the loan participation portfolio in total. In light of these considerations, the Company respectfully advises the Staff that it has made a determination not to present participations as a separate segment of its loan portfolio for the purposes of its financial statements and related disclosure.

Securities and Exchange Commission

March 19, 2013

23. Given your significant composition and total balance of loan participations, please consider more transparent and disaggregated disclosures by segmenting your differing loan participations in your allowance for loan loss disclosures.

The Company respectfully refers the Staff to its response to Comment 22, above.

Note 14. Derivatives and Hedging Activity, F-33

24. Please tell us the following related to your hedging relationships involving the use of the short-cut method for assuming no ineffectiveness:

•	The nature and specific terms of the hedged items;

•	The nature and specific terms of the derivative instruments and how you determined those terms match the terms of the hedged items;

•	The specific documented risk being hedged; and

•	How you determined these hedging relationships meet each of the conditions in paragraph ASC 815-20-25-104 to qualify for use of the short cut method.

The Company respectfully advises the Staff that its hedging relationships involving the use of the short-cut method for assuming ineffectiveness is comprised of two loans to one customer that were originated in 2008. The fair value of those loans as of December 31, 2012 was $11,000 and $13,500, respectively. Both of the loans mature in May 2014. The Company has not entered into a derivative transaction in which it applied the short-cut method for assuming ineffectiveness since 2008, and it does not expect to apply the short-cut method for assuming ineffectiveness in the future. In light of the de minimis nature of the above-described hedging relationships, the Company believes that its use of the short-cut method for assuming ineffectiveness is immaterial for the periods covered by its financial statements and does not warrant additional disclosure.

Note 15. Disclosures About Fair Value of Financial Instruments, F-36

25. Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans, including any noted differences by loan type. In your revision, please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

As is disclosed in Note 16 to the financial statements of the Company as of and for the year ended December 31, 2012 that are included in the Revised Draft, the Company obtains updated appraisals for collateral dependent impaired loans on an annual basis, unless circumstances require a more frequent appraisal.

Securities and Exchange Commission

March 19, 2013

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Chet A. Fenimore

Chet A. Fenimore

Enclosure

CC:	James F. Getz (TriState Capital Holdings, Inc.)

Michael P. Reed (DLA Piper)